UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014.

Commission File Number 001-35307

TASMAN METALS LTD.

(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-190863), and the prospectus included therein, of Tasman Metals Ltd. and to be part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date	April 1, 2014	By	/s/ Mark Saxon
Mark Saxon, President and CEO

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FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

TASMAN METALS LTD. (the "Issuer")
#1305 - 1090 West Georgia Street
Vancouver, British Columbia V6E 3V7
Phone: (604) 685-9316

2.	Date of Material Change

March 31, 2014

3.	Press Release

The press release was released on March 31, 2014 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.	Summary of Material Change(s)

The Company announced that it has closed the second tranche of its private placement financing (the “Second Tranche”) and issued 1,044,077 units at a price of CDN$1.10 per unit (the “Unit”) for gross proceeds of CDN$1,148,484.70.

5.	Full Description of Material Change

The Company announced that further to its news release of February 11, 2014, the Company has closed the Second Tranche of its private placement financing and has issued 1,044,077 Units at a price of CDN$1.10 per Unit for gross proceeds of CDN$1,148,484.70. Each Unit consists of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable at a price of CDN$1.50 per common share for a period of three years expiring on March 31, 2017.

The net proceeds of the private placement are expected to be used to advance work on the Company’s Norra Karr and Olserum projects and for general working capital purposes.

The Company has paid a finder a cash commission of 7% of certain proceeds and issued 103,907 compensation options exercisable into Units with each unit having the same terms as the Units issued under this private placement financing.

The securities issued under the private placement will be subject to a four-month hold period expiring on August 1, 2014.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

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7.	Omitted Information

Not Applicable

8.	Officer

Nick DeMare, CFO & Director
Phone: (604) 685-9316

9.	Date of Report

April 1, 2014